U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2

1. Investment Company Act File Number: 811- 08034

Date Examination completed: May 29, 2009

2. State Identification Number:

AL AK AZ AR CA CO
CT DE DC FL GA HI
ID IL IN IA KS KY
LA ME MD MA MI MN
MS MO MT NE NV NH
NJ NM NY NC ND OH
OK OR PA RI SC SD
TN TX UT VT VA WA
WV WI WY PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN REAL ESTATE SECURITIES TRUST

4. Address of principal executive office: (number, street, city, state, zip code)

One Franklin Parkway, San Mateo, CA 94403

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Capital Growth Fund
Franklin Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds

and the Board of Directors of

Templeton Dragon Fund, Inc.
Templeton Russia and East European Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I), (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 28, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2009, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

·

Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., tranfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.

·	Reconciliation of such security positions to the books and records of the Funds and Franklin Templeton Investor Services, Inc.

·	Agreement of 101 security purchases and 101 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2009 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers, LLP

San Francisco, California

May 29, 2009

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 28, 2009, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 28, 2009, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By: /s/GASTON GARDEY	5/18/09
Gaston Gardey	Date
Chief Financial Officer and Chief Accounting Officer
Franklin Funds Board

By: /s/MARK H. OTANI	5/18/09
Mark H. Otani	Date
Chief Financial Officer and Chief Accounting Officer
Templeton Funds Board

/s/MATTHEW T. HINKLE	5/18/09
Chief Financial Officer and Chief Accounting Officer	Date
Franklin New Jersey Funds Board

/s/LAURA F. FERGERSON	5/18/09
Laura F. Fergerson	Date
Chief Executive Officer - Finance and Administration

Attachment I

Fund                                                    Period

Franklin Templeton Limited Duration Income Trust	October 31, 2008 - February 28, 2009

Templeton Global Investment Trust:
Templeton BRIC Fund	October 31, 2008 - February 28, 2009
Templeton Emerging Markets Small Cap Fund	October 31, 2008 - February 28, 2009
Templeton Frontier Markets Fund	October 31, 2008 - February 28, 2009
Templeton Income Fund	October 31, 2008 - February 28, 2009

Templeton Russia and East European Fund, Inc.	October 31, 2008 - February 28, 2009

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	October 31, 2008 - February 28, 2009

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	October 31, 2008 - February 28, 2009
Franklin Flex Cap Growth Fund	October 31, 2008 - February 28, 2009
Franklin Focused Core Equity Fund	October 31, 2008 - February 28, 2009
Franklin Growth Opportunities Fund	October 31, 2008 - February 28, 2009
Franklin Natural Resources Fund	October 31, 2008 - February 28, 2009
Franklin Small Cap Growth Fund	October 31, 2008 - February 28, 2009
Franklin Small-Mid Cap Growth Fund	October 31, 2008 - February 28, 2009
Franklin Strategic Income Fund	October 31, 2008 - February 28, 2009

Franklin High Income Trust:
Franklin High Income Fund	October 31, 2008 - February 28, 2009

Franklin Capital Growth Fund	October 31, 2008 - February 28, 2009

Franklin Money Fund	October 31, 2008 - February 28, 2009

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	October 31, 2008 - February 28, 2009

Institutional Fiduciary Trust:
Franklin Cash Reserves Fund	October 31, 2008 - February 28, 2009
Money Market Portfolio	October 31, 2008 - February 28, 2009

Franklin Global Trust:
Fiduciary Large Capitalization Growth and Income Fund	October 31, 2008 - February 28, 2009
Franklin International Growth Fund	October 31, 2008 - February 28, 2009
Franklin Templeton Emerging Market Debt Opportunities Fund	October 31, 2008 - February 28, 2009

Franklin Gold and Precious Metals Fund	October 31, 2008 - February 28, 2009

Franklin Universal Trust	October 31, 2008 - February 28, 2009

Templeton China World Fund	October 31, 2008 - February 28, 2009

Templeton Emerging Markets Fund	October 31, 2008 - February 28, 2009

Templeton Emerging Markets Income Fund	October 31, 2008 - February 28, 2009

Templeton Global Income Fund	October 31, 2008 - February 28, 2009

Templeton Income Trust:
Templeton Global Bond Fund	October 31, 2008 - February 28, 2009
Templeton Global Total Return Fund	October 31, 2008 - February 28, 2009
Templeton International Bond Fund	October 31, 2008 - February 28, 2009

Franklin Custodian Funds:
Franklin DynaTech Fund	October 31, 2008 - February 28, 2009
Franklin Growth Fund	October 31, 2008 - February 28, 2009
Franklin Income Fund	October 31, 2008 - February 28, 2009
Franklin U.S. Government Securities Fund	October 31, 2008 - February 28, 2009
Franklin Utilities Fund	October 31, 2008 - February 28, 2009

Franklin Strategic Mortgage Portfolio	October 31, 2008 - February 28, 2009

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	October 31, 2008 - February 28, 2009
Franklin Balanced Fund	October 31, 2008 - February 28, 2009
Franklin Convertible Securities Fund	October 31, 2008 - February 28, 2009
Franklin Equity Income Fund	October 31, 2008 - February 28, 2009
Franklin Floating Rate Daily Access Fund	October 31, 2008 - February 28, 2009
Franklin Limited Maturity U.S. Government Securities Fund	October 31, 2008 - February 28, 2009
Franklin Low Duration Total Return Fund	October 31, 2008 - February 28, 2009
Franklin Total Return Fund	October 31, 2008 - February 28, 2009

Franklin Templeton Global Trust:
Franklin Templeton Hard Currency	October 31, 2008 - February 28, 2009

Franklin Templeton International Trust:
Franklin India Growth Fund	October 31, 2008 - February 28, 2009

Franklin Value Investors Trust:
Franklin All Cap Value Fund	October 31, 2008 - February 28, 2009
Franklin Balance Sheet Investment Fund	October 31, 2008 - February 28, 2009
Franklin Large Cap Value Fund	October 31, 2008 - February 28, 2009
Franklin MicroCap Value Fund	October 31, 2008 - February 28, 2009
Franklin MidCap Value Fund	October 31, 2008 - February 28, 2009
Franklin Small Cap Value Fund	October 31, 2008 - February 28, 2009

Templeton Developing Markets Trust	October 31, 2008 - February 28, 2009

Franklin Templeton Fund Allocator Series:
Franklin Templeton 2015 Retirement Target Fund	October 31, 2008 - February 28, 2009
Franklin Templeton 2025 Retirement Target Fund	October 31, 2008 - February 28, 2009
Franklin Templeton 2035 Retirement Target Fund	October 31, 2008 - February 28, 2009
Franklin Templeton 2045 Retirement Target Fund	October 31, 2008 - February 28, 2009
Franklin Templeton Conservative Target Fund	October 31, 2008 - February 28, 2009
Franklin Templeton Corefolio Allocation Fund	October 31, 2008 - February 28, 2009
Franklin Templeton Founding Funds Allocation Fund	October 31, 2008 - February 28, 2009
Franklin Templeton Growth Target Fund	October 31, 2008 - February 28, 2009
Franklin Templeton Moderate Target Fund	October 31, 2008 - February 28, 2009
Franklin Templeton Perspectives Allocation Fund	October 31, 2008 - February 28, 2009

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth Securities Fund	October 31, 2008 - February 28, 2009
Franklin Founding Funds Allocation Fund	October 31, 2008 - February 28, 2009
Franklin Large Cap Value Securities Fund	October 31, 2008 - February 28, 2009
Franklin Rising Dividends Securities Fund	October 31, 2008 - February 28, 2009
Franklin Small Cap Value Securities Fund	October 31, 2008 - February 28, 2009
Franklin Small-Mid Cap Growth Securities Fund	October 31, 2008 - February 28, 2009
Franklin Strategic Income Securities Fund	October 31, 2008 - February 28, 2009
Templeton Developing Markets Securities Fund	October 31, 2008 - February 28, 2009
Templeton Foreign Securities Fund	October 31, 2008 - February 28, 2009
Templeton Global Asset Allocation Fund	October 31, 2008 - February 28, 2009

Templeton Dragon Fund, Inc.	October 31, 2008 - February 28, 2009

Templeton Institutional Funds:
Foreign Equity Series	October 31, 2008 - February 28, 2009
Emerging Markets Series	October 31, 2008 - February 28, 2009